787 Seventh Avenue
New York, N.Y. 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

June 2, 2013

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment Nos. 898, 899, 900, 901

Dear Ms. Cole:

This letter responds to your comments with respect to the registration statements of the Trust to register shares of the funds below (each a “Fund” and collectively the “Funds”) under the Securities Act of 1933 and the Investment Company Act of 1940.

•	iSharesBond 2016 Corporate Term ETF

•	iSharesBond 2018 Corporate Term ETF

•	iSharesBond 2020 Corporate Term ETF

•	iSharesBond 2023 Corporate Term ETF

The Trust would like to highlight to the staff that the names iShares 2016 Investment Grade Corporate Multi-sector Bond ETF, iShares 2018 Investment Grade Corporate Multi-sector Bond ETF, iShares 2020 Investment Grade Corporate Multi-sector Bond ETF and iShares 2023 Investment Grade Corporate Multi-sector Bond ETF will change to iSharesBond 2016 Corporate Term ETF, iSharesBond 2018 Corporate Term ETF, iSharesBond 2020 Corporate Term ETF and iSharesBond 2023 Corporate Term ETF, respectively.

The comments were provided in a telephone conversation on March 7, 2013. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in each Fund’s prospectus unless otherwise defined in this letter. The following responses apply to each Fund unless stated otherwise.

Comment No. 1: Please confirm that the disclosure for each Fund is consistent with the exemptive order and that iShares will file amendments to the registration statements pursuant to Rule 485(a) identifying the name of the Underlying Index and including information about fees and expenses for each Fund.

Response: The Trust confirms that the current disclosure is consistent with the applicable exemptive order. The Trust also confirms that it will file amendments pursuant to Rule 485(a) identifying the applicable Underlying Index and including the fees and expenses information for each Fund.

Comment No. 3: Please confirm that the management of each Fund’s portfolio in the last months of operation will be consistent with the applicable exemptive order.

Response: The Trust confirms that the management of each Fund’s portfolio in the last months of operation will be consistent with the applicable exemptive order.

Comment No. 4: The Principal Investment Strategies section of the Prospectus for each Fund discloses that the Fund may invest in non-U.S. issuers. Please clarify the extent to which each Fund will invest in non-U.S. issuers.

Response: The Fund will invest in non-U.S. issuers to the extent necessary for it to track the Underlying Index.

Comment No. 5: AFFE are considered operating expenses of a fund. To the extent each Fund incurs AFFE, please confirm whether each Fund will pay AFFE, specifically as the Staff expects that each Fund will incur significant AFFE in the last months of operation.

Response: To the extent a Fund incurs AFFE, each such Fund will bear the AFFE associated with its investment activities.

Comment No. 6: The language in the Fees and Expenses section states that BFA, except for certain expenses, will pay all operating expenses of each Fund. The Fee Table in the Fees and Expenses section sets out each Fund’s “Annual Fund Operating Expenses”, such expenses include, among others, the management fee. Please confirm whether BFA will pay the management fee or in the alternative, revise the language in the Fees and Expenses section to make clear that BFA will not pay the management fee.

Response: The Trust respectfully submits that the management fee applicable to each Fund is borne by each such Fund and not BFA. The Trust respectfully declines to revise the language in the Fees and Expenses section, as it believes that the current disclosure appropriately describes the allocation of expenses.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,

/s/ P. Jay Spinola
P. Jay Spinola

cc:	Ed Baer